SUTCLIFFE RESOURCES LTD.

TO: SECURITYHOLDERS

In accordance with securities regulations, registered and beneficial securityholders may elect annually to receive interim financial statements and/or annual financial statements and related managements' discussion and analysis ("MD&A") by mail, if they so request. Please note that copies of these documents may also be accessed through the SEDAR website at www.sedar.com.

If you are interested in receiving such mailings, please complete and return this card.

[ ] Mark this box if you wish to receive interim financial statements and related MD&A by mail.

[ ] Mark this box if you wish to receive annual financial statements and related MD&A by mail.

Name: (Please Print)_________________________________________________________________

Address:_____________________________________________________ Postal Code:__________

Signature:__________________________________ Date: __________________________________

CUSIP:	Common Shares: 86932E101

PLEASE RETURN THIS FORM TO THE ADDRESS BELOW:

COMPUTERSHARE TRUST COMPANY OF CANADA
510 Burrard Street
2nd Floor
Vancouver, British Columbia
V6C 3B9